

07000782

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-35609

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-06 (MM/DD/YY) AND ENDING 12-31-06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sausley Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

207 Cedar Point Dr.
(No. and Street)

League City (City) Texas (State) 77573 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sandra K. Sausley 281-814-2525
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MSR, LLP (Thomas G. Richards, CPA)
(Name – *if individual, state last, first, middle name*)

715 Clear Lake Road (Address) Clear Lake Shores (City) Texas (State) 77565 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sandra K. Sausley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sausley Securities, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


NOTARY PUBLIC
STATE OF TEXAS
Rose Marie Hastings
My Commission Expires
07/25/2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAUSLEY SECURITIES, INC.

AUDIT REPORT

FOR THE YEAR ENDED DECEMBER 31, 2006

MSR, LLP
715 CLEAR LAKE ROAD
CLEAR LAKE SHORES, TEXAS 77565
281 535 0515

TABLE OF CONTENTS

MSR, LLP, CERTIFIED PUBLIC ACCOUNTANTS
Thomas G. Richards, CPA

715 Clear Lake Road, Clear Lake Shores, Texas 77565. Phone 281 535 0515; Fax 281 334 6215

Independent Auditor's Report

Board of Directors
Sausley Securities, Inc.

We have audited the accompanying statement of financial condition of Sausley Securities, Inc. as of December 31, 2006, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted the audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sausley Securities, Inc., as of December 31, 2006, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all respects in relation to the basic financial statements taken as a whole.

MSR, LLP

MSR LLP
January 23, 2007

SAUSLEY SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS		
Cash	5,399	
Marketable Securities (at market)	46,783	
TOTAL ASSETS		**52,182**
LIABILITIES		
Accounts Payable	1,250	
TOTAL LIABILITIES		**1,250**
STOCKHOLDER'S EQUITY		
Common Stock, no par value, 10,000 Shares authorized. 1,400 shares issued and outstanding.	7,000	
Retained Earnings	43,932	
TOTAL STOCKHOLDER'S EQUITY		**50,932**
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY		**52,182**

The accompanying notes are an intergal part of these financial statements.

SAUSLEY SECURITIES, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2006

REVENUE		
Commissions	4,362	
Unrealized Gain on Mutual Fund Securities	5,170	
TOTAL REVENUES		9,532
EXPENSES		
Operating	132	
Regulatory Fees and Expenses	1,387	
Professional Fees	1,250	
TOTAL EXPENSES		2,769
NET PROFIT BEFORE INCOME TAXES		6,763
PROVISION FOR FEDERAL INCOME TAXES		239
Net operating Loss Carried Forward		(239)
NET INCOME TAXES PAYABLE		-
NET PROFIT		6,763

The accompanying notes are an intergal part of these financial statements

SAUSLEY SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
December 31, 2006

	Common Stock	Retained Earnings
Balance at January 1, 2006	7,000	37,169
Net Profit (Loss)		6,763
Balance December 31, 2006	7,000	43,932

The accompanying notes are an intergal part of these financial statements

SAUSLEY SECURITIES, INC.
STATEMENT OF CASH FLOWS
December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Profit (Loss)	6,763
Adjustments to reconcilie to net cash provided by operating activities	
Decrease in federal income taxes payable	(407)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	6,356
CASH FLOWS PROVIDED (USED) FROM INVESTING ACTIVITIES	
Reinvested income on securities and unrealized gains	5,170
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	(5,170)
CASH IN BEGINNING OF YEAR	4,213
CASH AT END OF YEAR	5,399

The accompanying notes are an intergal part of these financial statements.

Sausley Securities, Inc.
Notes to Financial Statements
December 31, 2006

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Sausley Securities, Inc. was incorporated December 6, 1985. Since January 1998 the Company has operated as an Introducing Broker/Dealer. As such, the Company solicits sales of mutual fund shares. The Company operates in the Houston, Texas Area.

All trades are carried on the books of the mutual fund whose shares are traded on a fully disclosed basis.

Method of Reporting

The Company has adopted the method of reporting as set forth by the American Institute of Certified Public Accountants in the Industry Guide Audits of Brokers and Dealers in Securities.

Revenues and Expenses

Commission revenues and expense and the related receivable or liability is recorded as of trade date. Investment income is recorded when earned.

Marketable Securities

Marketable Securities are valued at market value. The resulting difference between cost and market is included in income. Marketable securities consist of Mutual Fund and NASDAQ shares. During the year 2006 these securities increased in value by $5,170.

Income Taxes

Income taxes are accounted for in accordance with the provisions of Statement of Financial Accounting Standards Number 96, which was adopted by the Company on January 1, 1989 and reflects accounting standards under SFA Number 109, Accounting for Income Taxes which superseded APB Opinion Number 11, SAFS Number 96, and numerous related interpretations and amendments and was effective for the years beginning after December 15, 1992.

NOTE B – INCOME TAXES

The Companies current provision for Federal Income Taxes is $239.00; however was offset by prior year's net operating loss, resulting in no federal tax liability. The remaining net operating loss to be used in future years is$ 2,728 The company had no liability for Texas Franchise Taxes.

NOTE C – LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

The Company was not liable on any notes or borrowings that were subordinated to claims of general creditors.

NOTE D – LOANS FROM STOCKHOLDERS

There were no loans from Stockholders at the end of December 31, 2006

NOTE E- STOCKOWNERSHIP

The seven (7,000) shares of Company stock outstanding (10,000 authorized) are all owned by Sandra Sausley who also is the sole officer and director.

These notes are an integral part of the financial statements

SAUSLEY SECURITIES, INC.
Computation of Net Capital Under Rule 15C3-1
Of the Securities and Exchange Commission
As of December 31, 2006

Total stockholder's equity qualified for net capital	50,932
Net capital before haircuts on securities positions	50,932
Haircuts on securities positions;	
Other securities	7,017
Net Capital	43,915
Net Capital required by Rule 15c3-1(a)(2)	5,000
Excess Net Capital	38,915

Note:

There are no material differences between this statement and the Focus Report filed by Sausley Securities, Inc., January 11, 2007 and therefore no reconciliation was prepared.

SAUSLEY SECURITIES, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIRED UNDER EXHIBIT A OF RULE 15c3-3
AS OF DECEMBER 31, 2006

Schedule I

No reconciliation is included, as Sausley Securities, Inc. is exempted from Rule 15c3-3, as the Company does not maintain customer accounts and does not handle securities.

Schedule II

The accompanying notes are an integral part of these financial statements

MSR, LLP, CERTIFIED PUBLIC ACCOUNTANTS
Thomas G. Richards, CPA

715 Clear Lake Road, Clear Lake Shores, Texas 77565. Phone 281 535 0515; Fax 281 334 6215

Board of Directors
Sausley Securities, Inc.

In planning and performing the audit of the financial statements of Sausley Securities, Inc. for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purposes of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with their requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorizations and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be a material weakness under standards established by the American Institute of Certified Pubic Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level of risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for use of management, the Securities and Exchange Commission and other regulatory agencies, which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

MSR LLP

MSR LLP
January 23, 2007

END